# Annual Report

## Cover Page

Name of issuer:

The Farm Project, PBC

Legal status of issuer:

Form:   Other

Other (specify):   Public Benefit Corporation

Jurisdiction of Incorporation/Organization:   DE

Date of organization:   3/9/2017

Physical address of issuer:

13748 Saticoy Street
Van Nuys CA 91402

Website of issuer:

lettucegrow.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $3,465,848.68 | $3,380,882.61 |
| Cash & Cash Equivalents: | $411,989.91 | $1,194,111.74 |
| Accounts Receivable: | $16,569.21 | $35,674.05 |
| Current Liabilities: | $1,970,793.68 | $1,601,261.30 |
| Non-Current Liabilities: | $8,091,572.37 | $7,078,558.29 |
| Revenues/Sales: | $7,349,406.84 | $7,267,330.22 |
| Cost of Goods Sold: | $3,964,743.53 | $3,794,598.54 |
| Taxes Paid: | $8,247.70 | $3,043.74 |
| Net Income: | ($1,908,060.77) | ($1,947,695.75) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

The Farm Project, PBC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

**DIRECTORS OF THE COMPANY**

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Jacob Shea | Venture Capitalist | Structure Capital | 2021 |
| Jacob Pechenik | CEO | Lettuce Grow | 2017 |
| Gregory Campbell | CTO | Lettuce Grow | 2023 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

**OFFICERS OF THE COMPANY**

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Gregory Campbell | CTO | 2017 |
| Jacob Pechenik | CEO | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

**PRINCIPAL SECURITY HOLDERS**

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|

Jacob Pechenik        4950000.0 Common Stock 63.93

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an uncollapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made**

**an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Market Competition: The D2C food industry is competitive, with many players offering similar products. Lettuce Grow may face challenges in differentiating its products and maintaining market share against well-established competitors or new entrants.

Consumer Preferences and Trends: Lettuce Grow's business depends on consumer preferences for sustainable, fresh produce. Any shift in consumer preferences away from fresh produce or an increased focus on alternative food sources could impact demand for Lettuce Grow's products.

Price Sensitivity: Consumers may be sensitive to price changes, especially in a competitive market. Any increase in costs, whether due to inflation, supply chain issues, or other factors, may need to be passed on to customers, potentially leading to decreased sales.

Food Safety Regulations: As a food brand, Lettuce Grow must comply with strict food safety and health regulations. Failure to meet these standards could result in fines, recalls, or damage to the brand's reputation.

Environmental Regulations: Lettuce Grow may also be subject to environmental regulations related to its production, packaging, and distribution processes. Non-compliance could lead to legal penalties or increased operational costs.

Compliance with D2C Laws: Selling directly to consumers involves adhering to various consumer protection and privacy laws. Non-compliance with these regulations, including data protection laws, could expose the company to legal risks.

Economic Downturns: During periods of economic downturn, consumers may reduce spending on non-essential goods, including premium or specialty food products like those offered by Lettuce Grow.

Insufficient Capital for Growth: The company may require additional funding beyond the current raise to achieve its growth targets. If Lettuce Grow is unable to secure future financing, it may be forced to slow expansion plans, which could limit its ability to achieve profitability.

Revenue Growth Uncertainty: As a growth-stage company, Lettuce Grow's financial success is not guaranteed. There is a risk that the company may not be able to achieve or sustain profitability, leading to potential operational disruptions or reduced shareholder value.

E-Commerce Platform Vulnerabilities: As a D2C brand relying on an online platform, Lettuce Grow is exposed to risks related to website performance, cybersecurity, and data breaches. A major breach could damage the company's reputation and customer trust.

Customer Acquisition: High customer acquisition costs through digital marketing and other online platforms may negatively impact profitability if the company cannot scale customer growth effectively or reduce per-customer acquisition costs. Changes in algorithms, advertising costs, or restrictions on data usage could impact its ability to attract new customers.

Dependence on Product Performance: Lettuce Grow's success heavily depends on the performance of its plants and hardware. Any defects or performance issues in the hydroponic systems or seedlings could damage the company's reputation and lead to product recalls or customer dissatisfaction.

Perishable Inventory: As a food brand selling perishable goods, Lettuce Grow faces risks related to the spoilage of inventory, leading to potential losses if demand fluctuates or logistical issues arise.

Seedling Cultivation Lettuce Grow relies on a consistent yield of viable, healthy seedlings. Disruptions in growing conditions or yield due to weather, greenhouse issues, or other challenges could impact product availability and customer satisfaction.

Supply Chain Disruptions: Lettuce Grow relies on third-party suppliers for materials and components. Disruptions in the supply chain could lead to delays in product manufacturing, which may affect customer satisfaction and revenue generation.

Scalability and Operational Efficiency: Expanding the business to serve more customers requires efficient operational management. Any delays or inefficiencies in scaling operations, logistics, or customer service may negatively impact profitability.

Dependence on Recurring Purchases: Lettuce Grow relies on recurring purchases of seedlings and nutrients. If customers do not continue to make regular purchases after their initial system purchase, revenue growth may be limited.

Logistics and Delivery Issues: As Lettuce Grow expands its customer base, logistical challenges such as increased shipping costs, inventory availability, delays, or damages during delivery could increase expenses and reduce customer satisfaction.

Retail Shelf Space Competition: Competition for prime shelf space in retail stores is intense, and larger, more established brands may have an advantage. This could result in less visibility for the company's products, affecting sales.

Inventory and Supply Chain Disruptions: Maintaining inventory levels that meet retail demand while preventing overproduction is challenging. Supply chain issues, such as delays in sourcing materials or distribution, could lead to stockouts or excess inventory, impacting retailer relationships.

Retailer Pricing Pressure: Retailers often exert significant influence on pricing. Pressure to reduce prices to meet retailer demands could affect margins, making it challenging to maintain profitability while

affect margins, making it challenging to maintain profitability while scaling

Dependence on Key Retail Partners: The company may rely heavily on a few key retail partners to distribute its products. Any disruption or termination of these relationships could significantly impact sales and distribution channels.

Historically we have been a D2C/e-commerce business. A large portion of our future upside is based on successfully marketing, fulfilling, and delivering in the retail channel. There is a risk that adding this new channel will not be as successful as anticipated, which may impact future revenues and profitability.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# Ownership and Capital Structure

### DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Series A-1 Preferred | 284,034 | 284,034 | Yes |
| Series A-2 | | | |

| | | | |
|---|---|---|---|
| Series A-2 Preferred | 2,282 | 2,282 | Yes |
| Series A-3 Preferred | 102,270 | 102,270 | Yes |
| Series A-4 Preferred | 558,308 | 558,308 | Yes |
| Series A Preferred | 359,743 | 204,521 | Yes |
| Common | 9,061,714 | 6,621,097 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Warrants: | |
| Options: | 805,137 authorized |

24. Describe the material terms of any indebtedness of the issuer:

***Loan***

| | |
|---|---|
| **Lender** | Jacob Pechenik |
| **Issue date** | 01/27/19 |
| **Amount** | $3,637,033.00 |
| **Outstanding principal plus interest** | $3,637,033.00 as of 09/29/24 |
| **Interest rate** | 4.0% per annum |
| **Maturity date** | 01/31/26 |

*Jacob Pechenik entered a Promissory Note lending funds to The Farm Project, totaling $3.64M and accruing 4% annual interest. The original maturity date of the note was December 31, 2022. The agreement was extended and the maturity date is January 31, 2026, or until demand by the lender, whichever occurs first.*

***Loan***

| | |
|---|---|
| **Lender** | Venture Lending & Leasing IX, Inc |
| **Issue date** | 08/25/21 |
| **Amount** | $4,000,000.00 |
| **Outstanding principal plus** | $2,266,062.68 as of 09/29/24 |

| | |
|---|---|
| **interest** | $2,266,062.68 as of 09/29/24 |
| **Interest rate** | 12.0% per annum |
| **Maturity date** | 06/01/26 |
| **Current with payments** | Yes |

### *Loan*

| | |
|---|---|
| **Lender** | Sister of Jacob Pechenik |
| **Issue date** | 07/29/24 |
| **Amount** | $250,000.00 |
| **Outstanding principal plus interest** | $250,000.00 as of 11/30/24 |
| **Interest rate** | 10.0% per annum |
| **Current with payments** | Yes |

*The loan is repayable upon earlier of; (i) immediately prior to change in control, (ii) closing of an equity financing under the terms stipulated in the agreement, or (iii) December 31, 2027.*

### *Loan*

| | |
|---|---|
| **Issue date** | 08/25/24 |
| **Amount** | $250,000.00 |
| **Outstanding principal plus interest** | $250,000.00 as of 09/30/24 |
| **Interest rate** | 10.0% per annum |
| **Current with payments** | Yes |

*The loan is repayable upon earlier of; (i) immediately prior to change in control, (ii) closing of an equity financing under the terms stipulated in the agreement, or (iii) December 31, 2027.*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| | Regulation Crowdfunding | SAFE | $1,531,648 | General operations |
| 12/2021 | Section 4(a)(2) | Preferred stock | $5,935,322 | General operations |
| 9/2022 | Other | SAFE | $300,000 | General operations |
| 9/2023 | Section 4(a)(2) | SAFE | $5,225,000 | General operations |

| | | | | |
|---|---|---|---|---|
| 9/2023 | Section 4(a)(2) | SAFE | $500,000 | General operations |
| 9/2023 | Section 4(a)(2) | SAFE | $100,000 | General operations |
| 1/2024 | Section 4(a)(2) | SAFE | $600,000 | General operations |
| 11/2024 | Section 4(a)(2) | SAFE | $100,000 | General operations |
| 3/2025 | Regulation D, Rule 506(c) | SAFE | $125,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

| | |
|---|---|
| **Name** | Jacob Pechenik |
| **Amount Invested** | $3,637,033.00 |
| **Transaction type** | Loan |
| **Issue date** | 01/27/19 |
| **Outstanding principal plus interest** | $3,637,033.00 as of 09/29/24 |
| **Interest rate** | 4.0% per annum |
| **Maturity date** | 01/31/26 |
| **Relationship** | Jacob Pechenik is CEO |

| | |
|---|---|
| **Name** | Ana Pechenik |
| **Amount Invested** | $50,000.00 |
| **Transaction type** | Safe |
| **Issue date** | 11/18/20 |

| | |
|---|---|
| ~~Issue date~~ | ~~11/18/20~~ |
| **Valuation cap** | $85,000,000.00 |
| **Relationship** | Sister to Founder/CEO |

| | |
|---|---|
| **Name** | Jacob Pechenik |
| **Amount Invested** | $500,000.00 |
| **Transaction type** | Safe |
| **Issue date** | 09/22/23 |
| **Valuation cap** | $100,000,000.00 |
| **Relationship** | CEO |

| | |
|---|---|
| **Name** | Ana Pechenik |
| **Amount Invested** | $100,000.00 |
| **Transaction type** | Safe |
| **Issue date** | 09/22/23 |
| **Valuation cap** | $100,000,000.00 |
| **Relationship** | Sister to Founder/CEO |

| | |
|---|---|
| **Name** | Sister of Jacob Pechenik |
| **Amount Invested** | $250,000.00 |
| **Transaction type** | Loan |
| **Issue date** | 07/29/24 |
| **Outstanding principal plus interest** | $250,000.00 as of 11/30/24 |
| **Interest rate** | 10.0% per annum |
| **Current with payments** | Yes |
| **Relationship** | Family of the Founder + CEO |

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally* *spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Historical Results of Operations
Revenues & Gross Margin. For the period ended December 31, 2025, the Company had revenues of $7,349,406.84 compared to the year ended December 31, 2024, when the Company had revenues of $7,267,330.22. Our gross margin was 46.05% in fiscal year 2025, and 47.79% in 2024.
Assets. As of December 31, 2025, the Company had total assets of $3,465,848.68, including $411,989.91 in cash. As of December 31, 2024, the Company had $3,380,882.61 in total assets, including $1,194,111.74 in cash.
Net Loss. The Company has had net losses of $1,908,060.77 and net losses of $1,947,695.75 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.
Liabilities. The Company's liabilities totaled $10,062,366.05 for the fiscal year ended December 31, 2025 and $8,679,819.59 for the fiscal year ended December 31, 2024.
Related Party Transaction
Refer to Question 26 of this Form C for disclosure of all related party transactions.
Liquidity & Capital Resources
To-date, the company has been financed with $8,137,033 in debt, $5,935,322 in equity, and $13,755,000 in SAFEs.
After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.
We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.
We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The

Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Farm Project, PBC cash in hand is $325,598, as of February 2026. Over the last three months, revenues have averaged $612,451/month, cost of goods sold has averaged $330,395/month, and operational expenses have averaged $376,926/month, for an average burn rate of $94,870 per month. Our intent is to be profitable in 6 months.

We are seeing a meaningful shift in our revenue mix, with a larger portion now driven by retail partnerships, most notably through Costco.

We are already revenue-generating and expect steady growth over the next 6 months. Revenue is projected to increase alongside improving margins, resulting in gradual EBITDA expansion as retail channels continue to scale.

We are not yet profitable. We estimate approximately $3M in equity capital is needed to support working capital and strengthen the balance sheet, which will position us to access additional debt financing and move toward profitability.

we plan to raise capital through a subsequent financing round. In the interim, we are managing burn through disciplined cost controls and revenue growth from expanding retail and direct channels.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jacob Pechenik, certify that:

(1) the financial statements of The Farm Project, PBC included in this

Form are true and complete in all material respects ; and

(2) the financial information of The Farm Project, PBC included in this Form reflects accurately the information reported on the tax return for The Farm Project, PBC filed for the most recently completed fiscal year.

*Jacob Pechenik*
CEO

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.lettucegrow.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

Gregory Campbell
Jacob Pechenik
Jacob Shea

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

> SPV Subscription Agreement - Early Bird
>
> Early Bird The Farm Project - Reg CF SAFE (Early Bird)
>
> SPV Subscription Agreement
>
> The Farm Project - Reg CF SAFE

Appendix C: Financial Statements

> Financials 1
>
> Financials 2
>
> Financials 3

Appendix D: Director & Officer Work History

> Gregory Campbell
>
> Jacob Pechenik
>
> Jacob Shea

---

*Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any* *material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.*

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

*I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.*

*As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.*

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.**

☑ **I verify the Annual Report is 100% accurate**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

The Farm Project, PBC

By

*Jacob Pechenik*
_____
Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Jacob Pechenik*
_____
Founder & CEO
4/9/2026

*Gregory Campbell*
_____
CTO
4/13/2026

*The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*